Exhibit 99.3

Disclosure of Transactions in Own Shares

Paris, August 12, 2022 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 25, 2022 to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from August 8 to August 12, 2022:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
08/08/22	716,709	49.73812	35,647,755.38	XPAR
08/08/22	320,888	49.72158	15,955,058.36	CEUX
08/08/22	49,842	49.73260	2,478,772.05	TQEX
08/08/22	89,920	49.68437	4,467,618.91	AQEU
09/08/22	602,682	50.58798	30,488,466.17	XPAR
09/08/22	280,000	50.70209	14,196,585.48	CEUX
09/08/22	40,000	50.62861	2,025,144.56	TQEX
09/08/22	65,000	50.61175	3,289,763.82	AQEU
10/08/22	601,668	50.81766	30,575,356.85	XPAR
10/08/22	230,000	50.81086	11,686,498.26	CEUX
10/08/22	35,000	50.81749	1,778,612.19	TQEX
10/08/22	77,900	50.82822	3,959,517.95	AQEU
11/08/22	618,308	51.74930	31,997,008.66	XPAR
11/08/22	210,000	51.73328	10,863,987.75	CEUX
11/08/22	30,000	51.73731	1,552,119.30	TQEX
11/08/22	50,000	51.73746	2,586,872.80	AQEU
12/08/22	630,394	52.23418	32,928,113.67	XPAR
12/08/22	180,000	52.28216	9,410,789.52	CEUX
12/08/22	20,000	52.34881	1,046,976.26	TQEX
12/08/22	50,000	52.28192	2,614,096.15	AQEU
Total	4,898,311	50.9460	249,549,114.07

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 1 47 44 46 46 l ir@totalenergies.com